

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2014

Via E-mail
Eric D. Jacobs
Executive Vice President, Chief Financial and Administrative Officer
Dealertrack Technologies, Inc.
1111 Marcus Avenue, Suite M04
Lake Success, NY 11042

Re: **Dealertrack Technologies, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 21, 2014
Form 10-Q for the Quarterly Period Ended March 31, 2014
Filed May 12, 2014
Form 8-K/A filed May 13, 2014
File No. 000-51653

Dear Mr. Jacobs:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief